UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42684

Rubico Inc.

(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 19, 2026, we sold 3,492,273 shares of our common stock, par value $0.01 per share (the “Common Shares”), pursuant to our Equity Line of Credit with B. Riley Principal Capital II, LLC. As of February 20, 2026, the number of Common Shares issued and outstanding will increase from 567,651 Common Shares to 4,059,924 Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rubico Inc.
(Registrant)

Date: February 19, 2026	/s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer